UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39713

Ozon Holdings PLC

(Exact Name of Registrant as Specified in its Charter)

Arch. Makariou III, 2-4

Capital Center, 9th floor

1065, Nicosia

Cyprus

Telephone: +357 22 360 000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-t Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-t Rule 101(b)(7):  ☐

Incorporation by Reference

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) for purposes of incorporation by reference into and as part of the Registration Statement on Form S-8 (File No. 333-252457) on file with and declared effective by the SEC.

On April 1, 2021, the Company entered into a trust deed (the “Trust Deed”) with Computershare Trustees (Jersey) Limited for the efficient operation of the Company’s equity incentive plans (the “EIPs”). The trust established by the Trust Deed, the Ozon Employee Benefit Trust, will hold ordinary shares of the Company or American Depositary Shares representing such shares to be distributed under share-based awards granted to and exercisable by our directors, officers and employees and deliver the shares or other securities exercisable under the EIPs to such participants upon exercise.

A copy of the Trust Deed is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Trust Deed between the Company and Computershare Trustees (Jersey) Limited, dated April 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ozon Holdings PLC
By:	/s/ Alexander Shulgin
	Name:	Alexander Shulgin
	Title:	Member of the Board

Date: April 1, 2021